UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2023

REALTYMOGUL INCOME REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	32-0487554
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10573 W Pico Blvd, PMB #603
Los Angeles, CA	90064
(Full mailing address of	(Zip code)
principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

An investment in our common shares involves substantial risks. You should carefully consider the risk factors in addition to the other information contained in our offering circular before purchasing shares. The occurrence of the stated risks might cause you to lose a significant part, or all, of your investment. The risks and uncertainties discussed in the offering circular are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this semiannual report constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from those expressed or implied by these forward-looking statements, and you are cautioned not to place undue reliance on any forward-looking statements included in this semiannual report. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Operating Results

Overview

RealtyMogul Income REIT, LLC is a Delaware limited liability company formed on March 2, 2016, to invest in and manage a diversified portfolio of commercial real estate investments, including loans, equity in commercial real estate ventures and other real estate-related assets. The use of the terms “RealtyMogul Income REIT,” the “Company,” “we,” “us” or “our” in this semiannual report refer to RealtyMogul Income REIT, LLC, unless the context indicates otherwise. We have elected to be taxed, and currently qualify, as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended, commencing with our taxable year ended December 31, 2016.

We are externally managed by RM Adviser, LLC (our “Manager”), which is an affiliate of our sponsor, RM Sponsor, LLC (our “Sponsor”). Our Manager and our Sponsor are each wholly-owned subsidiaries of Realty Mogul, Co. Our Manager manages our day-to-day operations and also provides asset management, marketing, investor relations and other administrative services on our behalf with the goal of maximizing our operating cash flow and preserving our capital. All our common shares are distributed to the public exclusively through an online platform we refer to as the Realty Mogul Platform (www.realtymogul.com). The Realty Mogul Platform is operated by our affiliate, RM Technologies, LLC, which is a wholly-owned subsidiary of Realty Mogul, Co. and an affiliate of our Manager and our Sponsor. We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

On August 12, 2016, our offering of up to $50,000,000 in common shares, which represent limited liability company interests in our Company (the “Initial Offering”), was qualified by the SEC, and we commenced operations on August 15, 2016. On May 7, 2019, we commenced our follow-on offering (the “Follow-on Offering”) and terminated our Initial Offering. On May 13, 2022, we commenced our second follow-on offering (the “Second Follow-on Offering” and together with the Initial Offering and Follow-on Offering, the “Offerings”) and terminated our Follow-on Offering.

Pursuant to the Second Follow-on Offering, we are offering up to $55,588,775, including shares sold pursuant to our distribution reinvestment plan, which represents the value of the shares available to be offered as of May 1, 2023 out of the rolling 12-month maximum offering amount of $75,000,000 in our common shares. As of June 30, 2023, we had raised total aggregate gross offering proceeds of approximately $134,965,000 and had issued 13,176,748 common shares in the Offerings, purchased by approximately 7,500 unique investors. We have used, and intend to continue using, substantially all of the net proceeds from the Offerings (after payment and reimbursement of offering expenses, and related administrative fees) to invest in and manage a diversified portfolio of commercial real estate investments, including loans and equity in commercial real estate ventures and other select real estate-related assets.

As of June 30, 2023, our portfolio was comprised of approximately $312,028,000 in real estate investments at original cost and approximately $3,325,000 in real estate debt investments that, in the opinion of our Manager, meets our investment objectives.

1

Results of Operations

The six months ended June 30, 2023 and 2022 resulted in net loss attributable to RealtyMogul Income REIT, LLC of approximately $2,423,000 and $672,000, respectively, operating income of approximately $2,210,000 and $1,468,000, respectively, and consolidated net loss of approximately $3,144,000 and $438,000, respectively. Period over period changes are primarily attributable to an increase in interest expense of approximately $1,057,000 for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022 and changes in the fair values of interest rate swaps and caps.

Sources of Operating Revenues and Cash Flows

We generate operating revenues from rental income, tenant reimbursements and tenant fee revenue in addition to interest income and preferred return income on our investments. Our investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All the investments we have made to date have been in domestic commercial real estate assets with similar economic characteristics, and we evaluate the performance of all our investments using similar criteria.

Revenue

For the six months ended June 30, 2023 and 2022, we had revenues of approximately $15,524,000 and $13,116,000, respectively. The increase in revenue over the comparable prior period was principally due to rental income from new controlling interest equity investments in commercial real estate as well as increased net rental income from our existing controlling interest equity investments.

Expenses

For the six months ended June 30, 2023 and 2022, we incurred operating expenses of approximately $13,314,000 and $11,648,000, respectively, which expenses include asset management fees, servicing fees, and general and administrative expenses associated with running our business as well as other property-level real estate operating expenses related to our equity investments, including depreciation and amortization. The increase in expenses over the comparable prior period was principally due to expenses related to new controlling interest equity investments in commercial real estate as well as increased expenses from our existing controlling interest equity investments.

Distributions

Our Manager has authorized and we have paid, and we expect that our Manager will continue to authorize and we will continue to pay, distributions monthly in arrears. Shareholders who are record holders with respect to declared distributions will be entitled to such distributions until such time as the shareholders have had their shares repurchased by us.

Although our goal is to fund the payment of distributions solely from cash flow from operations, we have paid, and may continue to pay, distributions from other sources, including the net proceeds of the Offerings, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings in anticipation of future operating cash flow and the issuance of additional securities, and we have no limit on the amounts we may pay from such other sources.

On September 27, 2016, our Manager authorized and we declared our first distribution to shareholders of record as of the close of business on September 30, 2016. Our Manager has authorized and we have declared monthly distributions thereafter. From September 27, 2016 through December 31, 2018, our Manager authorized distributions to shareholders of record as of the close of business on the last day of each month. Beginning on January 1, 2019, our Manager calculated distributions on a daily basis.

2

Distributions made for distribution periods in 2022 and 2023 are shown in the table below:

Distribution Period for Daily Record Dates	Date of Authorization	Payment Date(1)	Daily Cash Distribution Amount Per Common Share	Net Asset Value (NAV) Per Share	Annualized Yield
1/1/2022 – 1/31/2022	12/31/2021	2/15/2022	$0.0018	$10.78	6.0	%(2)
2/1/2022 – 2/28/2022	12/31/2021	3/15/2022	$0.0018	$10.77	6.0	%(3)
3/1/2022 – 3/31/2022	2/25/2022	4/15/2022	$0.0018	$10.77	6.0	%(3)
4/1/2022 – 4/30/2022	2/25/2022	5/15/2022	$0.0018	$10.99	6.0	%(4)
5/1/2022 – 5/31/2022	4/28/2022	6/15/2022	$0.0018	$10.99	6.0	%(4)
6/1/2022 – 6/30/2022	4/28/2022	7/15/2022	$0.0018	$10.99	6.0	%(4)
7/1/2022 – 7/31/2022	6/22/2022	8/15/2022	$0.0018	$11.02	6.0	%(5)
8/1/2022 – 8/31/2022	6/22/2022	9/15/2022	$0.0018	$11.02	6.0	%(5)
9/1/2022 – 9/30/2022	8/30/2022	10/15/2022	$0.0018	$11.02	6.0	%(5)
10/1/2022 – 10/31/2022	8/30/2022	11/15/2022	$0.0018	$11.02	6.0	%(5)
11/1/2022 – 11/30/2022	10/31/2022	12/15/2022	$0.0018	$11.00	6.0	%(6)
12/1/2022 – 12/31/2022	10/31/2022	1/15/2023	$0.0018	$11.00	6.0	%(6)
1/1/2023 – 1/12/2023	12/31/2022	2/15/2023	$0.0018	$11.00	6.0	%(6)
1/13/2023 – 1/31/2023	12/31/2022	2/15/2023	$0.0018	$10.73	6.1	%(7)
2/1/2023 – 2/28/2023	12/31/2022	3/15/2023	$0.0018	$10.73	6.0	%(7)
3/1/2023 – 3/31/2023	2/28/2023	4/15/2023	$0.0018	$10.73	6.0	%(7)
4/1/2023 – 4/30/2023	2/28/2023	5/15/2023	$0.0018	$10.73	6.0	%(7)
5/1/2023 – 5/11/2023	5/1/2023	6/15/2023	$0.0018	$10.73	6.0	%(7)
5/12/2023 – 5/31/2023	5/1/2023	6/15/2023	$0.0018	$10.52	6.1	%(8)
6/1/2023 – 6/30/2023	5/1/2023	7/15/2023	$0.0017	$10.52	6.0	%(8)
7/1/2023 – 7/31/2023	6/12/2023	8/15/2023	$0.0017	$10.52	6.0	%(8)

(1) Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.78 per share NAV.

(3) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.77 per share NAV.

(4) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.99 per share NAV.

(5) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $11.02 per share NAV.

(6) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $11.00 per share NAV.

(7) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.73 per share NAV.

(8) Annualized yield represents the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.52 per share NAV.

For the six months ended June 30, 2023, we made cash distributions to our shareholders totaling approximately $1,622,000.

3

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offerings, cash flows from operations and borrowings under credit facilities.

We currently obtain the capital required to invest in and manage a diversified portfolio of commercial real estate investments and conduct our operations from the proceeds of the Offerings and from any undistributed funds from our operations. As of June 30, 2023, we had approximately $15,532,000 in cash and cash equivalents and approximately $13,917,000 of marketable securities that provide returns on investment and are liquid, which provides flexibility for future investments. We anticipate that proceeds from our Offerings and cash flow from operations will provide sufficient liquidity to meet future funding commitments as well as our operational costs for at least one year from the date the financial statements included herewith were available to be issued.

Borrowings

For further details, please see “Note 6 - Borrowings” in Item 3. “Financial Statements” below.

Cash Flow

The following presents our cash flows for the six months ended June 30, 2023 (in thousands):

For the six months ended June 30, 2023
Operating activities:	$5,044
Investing activities:	(24,928)
Financing activities:	22,461
Net change in cash and cash equivalents and restricted cash	2,577
Cash and cash equivalents and restricted cash, beginning of period	21,608
Cash and cash equivalents and restricted cash, end of period	$24,185

Net cash provided by operating activities was approximately $5,044,000 and related principally to operating income after adding back depreciation and amortization.

Net cash used in investing activities was approximately $24,928,000 and related principally to the acquisition of investments, partially offset by proceeds from the sale of marketable securities, during the six months ended June 30, 2023.

Net cash provided by financing activities was approximately $22,461,000 and related principally to proceeds from the issuance of common shares pursuant to the Offerings and borrowings under mortgages payable.

Market Outlook and Recent Trends

During Q2 2023, the U.S. Bureau of Economic Analysis estimated that U.S. seasonally adjusted real GDP increased 2.4% quarter over quarter. The Federal Reserve updated its forecast for 2023 growth in the nation’s GDP from the 0.4% it projected in March 2023 to 1.0% as well as projected a 4.1% unemployment rate for 2023, down from the March 2023 estimate of 4.5%. The unemployment rate ended 2022 at 3.7%. Average hourly earnings for employees increased 5.7% year over year according to the U.S. Bureau of Labor Statistics. In addition, the Consumer Price Index (“CPI”) rose year over year 4.9% in April, 4.0% in May, and 3.0% in June according to the U.S. Bureau of Labor Statistics. Shelter costs, which comprise approximately one-third of CPI, increased 7.8% year over year. Given the economic inflation, the Federal Reserve has taken steps to cool off the economy by increasing the Federal Funds Rate, the rate at which commercial banks borrow and lend their excess reserves to each other overnight, seven times in 2022 and four times in 2023 from a target rate of 0.00% to 0.25% to the current target rate of 5.25% to 5.50%. The Federal Reserve is reducing its balance sheet through quantitative tightening, allowing bonds to mature without reinvestment of the principal. As it relates to real estate purchases, the cost to finance a real estate investment with a mortgage increased in each quarter of 2022, stabilizing in Q4 2022 before increasing again in Q2 2023; however, we believe that real estate is positively correlated with inflation as property prices and rental income tend to rise as inflation rises. We like multifamily investments in an inflationary environment as the typical one-year lease term allows an owner to mark rents to market on an annual basis. Similarly, leases at office and retail assets typically include rent escalations to account for inflation as well, albeit not as effectively as shorter-term multifamily leases. We believe that RealtyMogul Income REIT is well positioned as it continues to seek a diversified portfolio of commercial real estate, which has a low or negative correlation to other major asset classes and over time has exhibited less volatility than other asset classes.

4

INVESTMENT STRATEGY

Our primary investment objectives are to pay attractive and consistent cash distributions on a monthly basis, create a portfolio of diversified investments and preserve, protect, increase and return your capital contribution. We will also seek to realize growth in the value of our investments by timing their sale to maximize value. We cannot assure shareholders that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager will have substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets.

In order to achieve our investment objectives, we target income-producing investments in commercial real estate. These such investments will primarily follow an equity-focused strategy that targets preferred equity investments to maximize current income, with significant subordinate capital and downside structural protections, and joint venture equity investments to share the upside of asset appreciation with our shareholders. We will target highly occupied, stable properties and properties with modest value-add business plans to focus on current income and cash flow as well as potential downside protection. Additionally, in this inflationary environment, we believe real estate has the potential to hedge against inflation because property values and rents have historically been positively correlated with growth in inflation. Appreciation in property values can be as significant a part of a commercial real estate investment as cash flow from rental income. Rents are typically tied to inflation, and a property’s value is tied to its rental income. Therefore, as inflation drives up rent, the value of the underlying property typically increases as well. Inflation also generally makes new construction more expensive because the cost of building materials rises. Assuming demand remains the same or increases, less new construction could lead to an increase in the value of existing properties due to supply constraints. We like multifamily investments in an inflationary environment as the typical one-year lease term allows an owner to mark rents to market on an annual basis. Similarly, leases at office and retail assets typically include rent escalations to account for inflation as well, albeit not as effectively as shorter-term multifamily leases. While we will continue to pursue commercial real estate loans, such as senior and mezzanine loans, when compelling investment opportunities arise, our focus will be on preferred equity investments and joint venture equity investments as we currently believe they will produce the best risk-adjusted return. Our flexible approach to investing in any U.S. geography and in any of the major commercial real estate property types, including apartment buildings, self-storage facilities, retail centers and office buildings, allows us to quickly take advantage of opportunities created by market changes. We believe that our investment strategy, combined with the experience and expertise of our Manager’s management team, will provide opportunities to invest in assets with attractive returns and strong structural features.

Critical Accounting Policies

The preparation of financial statements in accordance with generally accepted accounting principles in the United States of America (“GAAP”) requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Such judgments are based on our management’s experience, our historical experience, the experience of our Manager’s affiliates, and the industry. We consider these policies critical because we believe that understanding these policies is critical to understanding and evaluating our reported financial results. Additionally, these policies may involve significant management judgments and assumptions, or require estimates about matters that are inherently uncertain. These judgments will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Please refer to “Note 2 — Summary of Significant Accounting Policies,” in Item 3. “Financial Statements” contained in this report, for a more thorough discussion of our accounting policies and procedures.

5

Off-Balance Sheet Arrangements

As of June 30, 2023, we had no off-balance sheet arrangements.

Related Party Arrangements

For further details, please see “Note 8 - Related Party Arrangements” in Item 3. “Financial Statements” below.

Recent Developments

Estimated NAV per share as of June 30, 2023

On August 14, 2023, our Manager determined that our NAV per share is $10.28 as of June 30, 2023. This NAV per share will be effective until updated by us on or about September 30, 2023, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

Our NAV per share is calculated by the internal accountants or asset managers of our Manager or its affiliates at the end of each fiscal quarter. The NAV per share calculation as of June 30, 2023 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of June 30, 2023.

As with any methodology used to estimate value, the methodology employed by our Manager’s or its affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV per share will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities. See the section of our offering circular captioned “Risk Factors ‒ There can be no assurance that our NAV per share will be accurate on any given date particularly in light of COVID-19 pandemic.”

Investment

On June 9, 2023, we acquired a $7,700,000 joint-venture limited partnership equity investment (the “Acropolis Equity Investment”) in a special purpose entity in connection with the acquisition of a seven-building office portfolio built between 1999-2004 in Beavercreek, Ohio, a suburb of Dayton, Ohio (the “Acropolis Property”). In connection with the Acropolis Equity Investment, the special purpose entity assumed a loan from an unaffiliated lender in the amount of $12,559,964 and entered into a supplemental loan with the same unaffiliated lender in the amount of $6,774,363 (the “Acropolis Loan”). The Acropolis Loan matures in September 2045 and has a blended fixed interest rate of 4.67% and is amortizing.

In connection with the Acropolis Equity Investment, the special purpose entity has paid or will pay our Manager the following fees: (i) a fee on behalf of the Company in amount equal to 1.00% of the total purchase price of the Acropolis Property; and (ii) a disposition fee on behalf of the Company in an amount equal to 1.00% of the gross sale price of the Acropolis Property to be paid upon the sale of the Acropolis Property.

Potential Investment

There is a reasonable probability that we may acquire an approximately $4,000,000 to $6,000,000 joint-venture limited partnership equity investment (the “Columbus Equity Investment”) in an entity that owns 223 E Town Apartments, an 84-unit, Class A apartment community (the “Columbus Property”) in Columbus, Ohio, which city is located in the Columbus, Ohio Metropolitan Statistical Area. If the Columbus Equity Investment is completed, the entity will be managed by RM Communities, LLC (“RM Communities”), an affiliate of our Manager and a wholly-owned subsidiary of Realty Mogul, Co. RM Communities will also serve as the sponsor of this transaction and will be entitled to certain fees in connection with the transaction.

6

Built in 2017, the Columbus Property consists of 84 residential units, including 64 one-bedroom and 20 two-bedroom units. The business plan is to perform light capital improvements to the unit interiors including adding backsplashes, gooseneck faucets, and smart home packages. RM Communities also plans to upgrade the Columbus Property by adding a bulk internet program in order to improve desirability and better compete with new product in the market. We believe the renovation plan should allow the Columbus Property to achieve competitive rents for this submarket. We also believe that the Columbus Property will benefit from assumable debt financing as well as long-term 90% tax abatement on the value of improvements.

The acquisition of the Columbus Equity Investment is subject to various conditions. No assurances can be given that we will acquire the Columbus Equity Investment.

Non-GAAP Financial Measures

Our Manager believes that funds from operations (“FFO”) and adjusted funds from operations (“AFFO”), which are non-GAAP measures, are additional appropriate measures of the operating performance of a REIT and of the Company in particular. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts (“NAREIT”) as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of depreciable properties, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, and after adjustments for unconsolidated/uncombined partnerships and joint ventures. FFO, as defined by NAREIT, is a computation made by analysts and investors to measure a real estate company’s cash flow generated by operations.

We calculate AFFO by subtracting from (or adding to) FFO:

●	the amortization of accrual or various deferred costs; and

●	an adjustment to reverse the effects of unrealized gains/(losses).

Our calculation of AFFO differs from the methodology used for calculating AFFO by certain other REITs and, accordingly, our AFFO may not be comparable to AFFO reported by other REITs. Our management will utilize FFO and AFFO as measures of our operating performance, and believes they will be useful to investors because they facilitate an understanding of our operating performance after adjustment for certain non-cash expenses. Additionally, FFO and AFFO will serve as measures of our operating performance because they facilitate evaluation of the Company without the effects of selected items required in accordance with GAAP that may not necessarily be indicative of current operating performance and that may not accurately compare our operating performance between periods. Furthermore, although FFO, AFFO and other supplemental performance measures are defined in various ways throughout the REIT industry, we also believe that FFO and AFFO may provide us and our investors with an additional useful measure to compare our financial performance to certain other REITs.

Neither FFO nor AFFO is equivalent to net income or cash generated from operating activities determined in accordance with GAAP. Furthermore, FFO and AFFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor AFFO should be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

7

Our unaudited FFO and AFFO calculations for the six months ended June 30, 2023, are as follows:

For the Six Months
Ended
June 30,
2023
(in thousands)
GAAP net loss attributable to RealtyMogul Income REIT, LLC	$(2,423)
Add: depreciation of properties	4,292
Adjustments for noncontrolling interest in depreciation	(1,090)
Add: amortization of lease intangibles asset	575
Adjustments for noncontrolling interest in amortization of lease intangibles asset	(177)
Less: amortization of lease intangible liabilities	(80)
Adjustments for noncontrolling interest in amortization of lease liabilities	34
Adjustments for change in fair value of derivative	395
Adjustments for noncontrolling interest in change in fair value of derivative	(172)
Adjustments for change in fair value of interest rate cap	330
Adjustments for noncontrolling interest in change in interst rate cap	(114)
Adjustments for unrealized loss (gain) on marketable securities	98
Funds from operations ("FFO") applicable to common shares	1,668
Add: amortization of deferred financing costs	234
Adjustments for noncontrolling interest in amortization of deferred financing costs	(66)
Add: stock award compensation	32
Adjusted funds from operations ("AFFO") applicable to common shares	$1,868

Item 2. Other Information

None.

8

Item 3. Financial Statements

RealtyMogul Income REIT, LLC

F-1

RealtyMogul Income REIT, LLC

Consolidated Balance Sheets

As of June 30, 2023 (unaudited) and December 31, 2022 (audited)

(Amounts in thousands, except share and per share data)

	As of June 30, 2023	As of December 31, 2022
ASSETS
Real estate investments, at cost
Land	$32,815	$30,928
Building and improvements	275,195	253,141
Tenant improvements	4,018	3,556
Total real estate investments, at cost	312,028	287,625
Less accumulated depreciation	(20,656)	(16,364)
Real estate investments, net	291,372	271,261
Real estate debt investments, net	3,325	3,325
Marketable securities, at fair value	13,917	17,505
Intangible lease assets, net	7,651	4,142
Lease commissions, net	721	707
Real estate tax abatement, net	3,508	3,640
Cash and cash equivalents	15,532	17,344
Shareholder funds receivable	79	292
Deferred offering costs, net	27	209
Restricted cash, escrows and deposits	8,653	4,264
Prepaid expenses	432	547
Interest receivable	40	34
Rent receivable, net	789	716
Interest rate caps, at fair value	1,158	1,488
Interest rate swaps, at fair value	454	849
Other receivables	182	111
Other assets	16	16
Total Assets	$347,856	$326,450

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$4,469	$3,168
Deferred offering costs payable	19	19
Mortgages payable, net of deferred financing costs of $1,999 and $1,894	222,724	202,166
Intangible lease liabilities, net	1,206	1,176
Security deposits	810	899
Distributions payable	592	623
Settling subscriptions payable	1,309	1,087
Asset management fee payable	65	82
Other liabilities	1,893	898
Member loan payable	8	-
Total Liabilities	233,095	210,118

Members’ Equity
Common shares; unlimited shares authorized; 11,514,547 and 11,215,814 shares issued and outstanding as of June 30, 2023 and December 31, 2022, respectively	113,943	110,855
Accumulated deficit	(25,182)	(19,093)
Total RealtyMogul Income REIT, LLC Equity	88,761	91,762
Noncontrolling interests in consolidated joint ventures	26,000	24,570
Total Members’ Equity	114,761	116,332

Total Liabilities and Members’ Equity	$347,856	$326,450

The accompanying notes are an integral part of these consolidated financial statements.

F-2

RealtyMogul Income REIT, LLC

Consolidated Statements of Operations

For the Six Months Ended June 30, 2023 (unaudited) and June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2023	For the Six Months Ended June 30, 2022
Revenues
Rental income, net	$12,295	$10,565
Tenant reimbursements and other revenue	2,771	2,123
Interest income	217	428
Preferred return income	241
Total Revenues	15,524	13,116

Operating Expenses
Asset management fees	788	712
Depreciation and amortization	5,063	4,850
Real estate operating expenses	6,325	5,158
Servicing fee	8	15
General and administrative expenses	1,130	913
Total Operating Expenses	13,314	11,648
Operating Income	2,210	1,468
Other (Income) and Expenses
Interest expense	4,612	3,555
Change in fair value of interest rate swaps	396	(1,060)
Change in fair value of interest rate caps	330	(918)
Other income	(82)	(57)
Unrealized loss on investment in marketable securities	98	386
Consolidated Net Loss	(3,144)	(438)
Net (Loss) income attributable to Noncontrolling Interests	(721)	234
Net Loss attributable to RealtyMogul Income REIT, LLC	$(2,423)	$(672)

Net loss per basic and diluted common share	$(0.21)	$(0.07)
Weighted average common shares outstanding	11,481,721	9,975,435

The accompanying notes are an integral part of these consolidated financial statements.

F-3

RealtyMogul Income REIT, LLC

Consolidated Statements of Members’ Equity

For the Six Months Ended June 30, 2023 (unaudited) and June 30, 2022 (unaudited)

(Amounts in thousands, except share data)

	Common Shares		Accumulated	Total RealtyMogul Income REIT,	Noncontrolling Interest in Consolidated	Total Members’
	Shares	Amount	Deficit	LLC Equity	Joint Ventures	Equity
Balance as of December 31, 2021	9,198,384	$89,599	$(9,275)	$80,324	$16,304	$96,628
Proceeds from issuance of common shares, net of syndication costs	1,479,486	16,073	-	16,073	-	16,073
Stock award	3,000	32	-	32	-	32
Repurchase of common shares	(106,840)	(1,165)	-	(1,165)	-	(1,165)
Amortization of deferred offering costs	-	(489)	-	(489)	-	(489)
Contributions from noncontrolling interests, net of syndication costs	-	-	-	-	9,450	9,450
Distributions declared on common shares	-	-	(3,230)	(3,230)	-	(3,230)
Distributions to noncontrolling interests	-	-	-	-	(688)	(688)
Net (loss) income	-	-	(672)	(672)	234	(438)
Balance as of June 30, 2022	10,574,030	$104,050	$(13,177)	$90,873	$25,300	$116,173

	Common Shares		Accumulated	Total RealtyMogul Income REIT	Noncontrolling Interest in Consolidated	Total Members’
	Shares	Amount	Deficit	LLC Equity	Joint Ventures	Equity
Balance as of December 31, 2022	11,215,814	$110,855	$(19,093)	$91,762	$24,570	$116,332
Proceeds from issuance of common shares	565,401	6,050	-	6,050	-	6,050
Stock award	3,000	32	-	32	-	32
Repurchase of common shares	(269,668)	(2,812)	-	(2,812)	-	(2,812)
Amortization of deferred offering costs	-	(182)	-	(182)	-	(182)
Contributions from noncontrolling interests	-	-	-	-	2,726	2,726
Distributions declared on common shares	-	-	(3,666)	(3,666)	-	(3,666)
Distributions to noncontrolling interests	-	-	-	-	(575)	(575)
Net loss	-	-	(2,423)	(2,423)	(721)	(3,144)
Balance as of June 30, 2023	11,514,547	$113,943	$(25,182)	$88,761	$26,000	$114,761

The accompanying notes are an integral part of these consolidated financial statements.

F-4

RealtyMogul Income REIT, LLC

Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2023 (unaudited) and June 30, 2022 (unaudited)

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2023	For the Six Months Ended June 30, 2022
OPERATING ACTIVITIES:
Consolidated net loss	$(3,144)	$(438)
Adjustments to reconcile consolidated net loss to net cash provided by operating activities:
Depreciation	4,292	3,716
Unrealized loss on marketable securities	98	386
Stock award compensation	32	32
Amortization of intangible assets relating to leases	575	1,002
Amortization of intangible liabilities relating to leases	(80)	(77)
Amortization of deferred financing costs	234	189
Amortization of real estate tax abatement	132	132
Amortization of lease commissions	63	-
Amortization of marketable securities discount	(36)	-
Change in fair value of interest rate caps	395	-
Change in fair value of interest rate swaps	330	-
Changes in assets and liabilities:
Net change in prepaid expenses	115	(82)
Net change in interest receivable	(6)	136
Net change in rent receivable	(73)	338
Net change in other receivables	(71)	(193)
Net change in other assets	-	(2,498)
Net change in accounts payable and accrued expenses	1,298	(237)
Net change in asset management fee payable	(17)	48
Net change in security deposit	(89)	37
Net change in other liabilities	996	6
Net cash provided by operating activities	5,044	2,497
INVESTING ACTIVITIES:
Purchases of real estate	(27,012)	(51,825)
Payment of lease commissions	(77)	-
Purchase of marketable securities	(11,578)	-
Improvements to real estate	(1,364)	(2,140)
Repayment of debt related investments	-	4,623
Proceeds from sales of marketable securities	15,103	-
Proceeds from sale of real estate investment	-	322
Net cash used in investing activities	(24,928)	(49,020)
FINANCING ACTIVITIES:
Proceeds from the issuance of common shares	4,189	13,610
Repurchase of common shares	(2,590)	(2,092)
Payment of cash distributions	(1,622)	(1,868)
Capital contribution from noncontrolling interests	2,726	9,450
Distribution to noncontrolling interest	(575)	(688)
Borrowings under mortgages payable	20,721	33,566
Deferred offering costs paid	-	(732)
Payment of finance costs	(339)	(394)
Repayment of debt	(57)	(55)
Proceeds from member loan	8	-
Net cash provided by financing activities	22,461	50,797

Net increase in cash and cash equivalents and restricted cash	2,577	4,274
Cash and cash equivalents and restricted cash, beginning of period	21,608	31,799
Cash and cash equivalents and restricted cash, end of period	$24,185	$36,073

Cash paid for interest	$4,118	$3,240
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITY:

Shareholder funds receivable	$212	$(94)
Change in settling subscriptions payable	$222	$(927)
Change in distributions declared but not paid	$(31)	$(1,004)
Change in deferred offering costs payable	$-	$93
Shares issued through distribution reinvestment program	$2,074	$2,368

The accompanying notes are an integral part of these consolidated financial statements.

F-5

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

Note 1 – Formation and Organization

RealtyMogul Income REIT, LLC (the “Company”) is a Delaware limited liability company formed on March 2, 2016 to invest in and manage a diversified portfolio of commercial real estate investments, including loans, equity in commercial real estate ventures and other real estate-related assets. The Company was formed under the name MogulREIT I, LLC and, effective October 15, 2021, changed its name to RealtyMogul Income REIT, LLC. The use of the terms “RealtyMogul Income REIT,” the “Company,” “we,” “us,” or “our” in this semiannual report refer to RealtyMogul Income REIT, LLC and its subsidiary collectively, unless the context indicates otherwise.

The Company is externally managed by RM Adviser, LLC (“RM Adviser” or our “Manager”), which is an affiliate of the Company’s sponsor, RM Sponsor, LLC (our “Sponsor”). Our Manager and our Sponsor are each wholly-owned subsidiaries of Realty Mogul, Co. Our Manager is an investment adviser registered with the Securities and Exchange Commission (“SEC”).

The Company’s investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments the Company has made to date have been in domestic commercial real estate assets with similar economic characteristics, and the Company evaluates the performance of all of its investments using similar criterion.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes.

On August 12, 2016, our initial offering of common shares, which represent limited liability company interests in our Company (the “Initial Offering”), was qualified by the SEC, and we commenced operations on August 15, 2016. On May 7, 2019, we commenced our follow-on offering (the “Follow-on Offering”) and terminated our Initial Offering. On May 13, 2022, we commenced our second follow-on offering (the “Second Follow-on Offering” and, together with the Initial Offering and the Follow-on Offering, the “Offerings”) and terminated our Follow-on Offering. We are offering in the Second Follow-on Offering up to $55,589 in our common shares, including shares sold pursuant to our distribution reinvestment plan, which represents the value of the shares available to be offered as of May 1, 2023 out of the rolling 12-month maximum offering amount of $75,000 in our common shares. Our offering price per share equals the most recently announced net asset value (“NAV”) per share, which is $10.28 per share, as of June 30, 2023. As of June 30, 2023, we had issued an aggregate of 13,176,748 common shares in the Offerings for gross offering proceeds of approximately $134,965.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated balance sheets, statements of operations, statements of members’ equity, statements of cash flows and related notes to the consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The Company has adopted a calendar year-end for financial reporting.

F-6

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

GAAP requires any subsidiaries, investment, or affiliates under the Company’s control to be consolidated. The consolidated financial statements of the Company include its wholly-owned subsidiary, Realty Mogul 83, LLC (“RM83”), which was formed during 2017, its controlled joint ventures, RM La Privada, LLC (“La Privada”), RM The Hamptons, LLC (“The Hamptons”), and Columbus Office Portfolio, LLC (“Columbus”), all of which were acquired during 2019, RM Pohlig, LLC (“Pohlig”) and RM Lubbock MOB, LLC (“Lubbock MOB”), all of which were acquired during 2020, RM Turtle Creek, LLC (“Turtle Creek”), RM Kings Landing, LLC (“Kings Landing”), RM Roosevelt Commons, LLC (“Roosevelt Commons”), RM Minnehaha Meadows, LLC (“Minnehaha Meadows”) and RM Bentley, LLC (“Bentley Apartments”), all of which were acquired during 2021, RM Haverford Place, LLC (“Haverford Place”), RM Edison, LLC (“Edison Apartments”) and RICORE Columbia Square, LLC (“Columbia Square”), all of which were acquired during 2022, and RICORE Acropolis LLC (“The Acropolis”), which was acquired during 2023.

All significant intercompany balances and transactions are eliminated in consolidation.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. These consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in the Company’s annual report on Form 1-K for the fiscal year ended December 31, 2022, which was filed with the SEC on May 1, 2023.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual events and results could differ from those assumptions and estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits. Cash and cash equivalents are carried at cost which approximates fair value.

Earnings Per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to common members by the weighted-average number of common shares outstanding during the period. Diluted net income per share of common stock equals basic net income per share of common stock as there were no potentially dilutive securities outstanding during the six months ended June 30, 2023 and December 31, 2022.

Shareholder Funds Receivable

Shareholder funds receivable consists of shares that have been issued with subscriptions that have not yet settled. As of June 30, 2023 and December 31, 2022, there was $79 and $292, respectively, in subscriptions that had not settled. All of these funds settled subsequent to June 30, 2023 and December 31, 2022. Shareholder funds receivable are carried at cost which approximates fair value.

F-7

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

Settling Subscriptions Payable

Share repurchases initiated in June 2023 and December 2022 were settled in August 2023 and February 2023, respectively. These liabilities were reversed subsequent to June 30, 2023 and December 31, 2022 when the share repurchases settled in August 2023 and February 2023, respectively.

Concentration of Credit Risk

At times, our cash may exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Geographic Concentration

As of June 30, 2023, the Company’s investments in real estate operate in Virginia, Ohio, Texas, Missouri, Washington, Kentucky and Oregon. Future operations could be affected by changes in economic or other conditions in those geographical areas or the demand for such housing and commercial real estate in those geographical areas.

For the six months ended June 30, 2023, the Company’s annualized rental income in real estate equity investments by state is approximately 37%, 17%, 16%, 11%, 8%, 7% and 4%, for Ohio, Missouri, Virginia, Texas, Kentucky, Washington and Oregon, respectively.

Organization, Offering and Related Costs

Organization and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organization and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offerings, and the marketing and distribution of shares, including, without limitation, expenses for printing and amending offering statements or supplementing offering circulars, mailing and distributing costs, advertising and marketing expenses, charges of experts and fees and expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

The Company expenses organization costs as incurred and offering costs, when incurred, will be deferred and charged to members’ equity. The deferred offering costs will be charged against the gross proceeds of the Offerings when received or written off in the event that the Second Follow-on Offering is not successfully completed. The Manager and/or affiliates will be reimbursed for organization and offering expenses incurred in conjunction with the Offerings.

As of June 30, 2023 and December 31, 2022, the Manager had incurred offering costs of $3,562 and $3,562, respectively, on behalf of the Company. As of June 30, 2023 and December 31, 2022, $3,536 and $3,353, respectively, of offering costs had been amortized and were included in the consolidated statements of members’ equity. Deferred offering costs are amortized in proportion to the offering proceeds received over the offering proceeds expected to be received.

F-8

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

Variable Interest Entities and Voting Interest Entities

A variable interest entity (“VIE”) is an entity that lacks one or more of the characteristics of a voting interest entity. A VIE is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The determination of whether an entity is a VIE includes consideration of various factors. These factors include review of the formation and design of the entity, its organizational structure including decision-making ability and relevant financial agreements, and analysis of the forecasted cash flows of the entity. We make an initial determination upon acquisition of a VIE and reassesses the initial evaluation of an entity as a VIE upon the occurrence of certain events.

A VIE must be consolidated only by its primary beneficiary, which is defined as the party who, along with its affiliates and agents has both the: (i) power to direct the activities that most significantly impact the VIE’s performance; and (ii) obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE. We determine whether we are the primary beneficiary of a VIE by considering various factors, including, but not limited to: which activities most significantly impact the VIE’s economic performance and which party controls such activities; the amount and characteristics of its investment; the obligation or likelihood for us or other interests to provide financial support; consideration of the VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders and the similarity with and significance to the business activities of our interest and the other interests. We reassess our determination of whether we are the primary beneficiary of a VIE each reporting period. Significant judgments related to these determinations include estimates about the future performance of investments held by VIEs and general market conditions. The maximum risk of loss related to our investments is limited to our recorded investment in such entities, if any.

A voting interest entity (“VOE”) is an entity in which equity investors have the characteristics of a controlling financial interest and have sufficient equity at risk to finance its activities. A controlling financial interest exists if limited partners with equity at risk are able to exercise substantive kick-out rights or are able to exercise substantive participation rights. Under the VOE model, generally, only a single limited partner that is able to exercise substantial kick-out rights will consolidate the entity.

As of June 30, 2023 and December 31, 2022, the Company held investments in 14 and 13 entities, respectively, which were evaluated under the VOE model and are consolidated because the Company is able to exercise substantial kick-out rights and substantive participation rights.

F-9

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

Commercial Real Estate Debt Investments

Our commercial real estate debt investments are generally classified as held to maturity as we have both the intent and the ability to hold these investments to maturity and, accordingly, are carried at cost, net of unamortized loan fees, premium, discount and unfunded commitments. We review our debt related investments on a monthly basis, or more frequently when such an evaluation is needed, to determine if an impairment exists. A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Codification (“ASC”) Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

Commercial real estate debt investments that are deemed to be impaired are carried at amortized cost less a loan reserve, if deemed appropriate, which approximates fair value.

We have certain investments that are legally structured as equity investments with rights to receive preferred economic returns. We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Income Taxes

The Company has elected to be taxed, and currently qualifies, as a REIT for federal income tax purposes. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its shareholders. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements, and no gross deferred tax assets or liabilities have been recorded as of June 30, 2023 and December 31, 2022.

For the six months ended June 30, 2023 and the year ended December 31, 2022, $3,666 and $6,881, respectively, in distributions have been declared to shareholders. The Company expects its distributions to be characterized for federal income tax purposes as (i) ordinary income, (ii) non-taxable return of capital, or (iii) long-term capital gain. Distributions that exceed current or accumulated taxable earnings and profits constitute a return of capital for tax purposes and reduce the shareholders’ basis in the common shares. To the extent that distributions exceed both current and accumulated earnings and profits and the shareholders’ basis in the common shares, they will generally be treated as a gain or loss upon the sale or exchange of our shareholders’ common shares.

Tax periods from 2020 to 2023 remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

F-10

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

Revenue Recognition

Interest income is recognized on an accrual basis and any related premium, discount, or origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on mezzanine loans classified as held to maturity and investments in preferred equity that are accounted for using the cost method if the terms of the equity investment includes terms that are similar to interest on a debt instrument. As of June 30, 2023 and December 31, 2022, no amortization of premium, discount, or origination costs or fees have been recognized.

Rental income is recognized as rentals become due on a straight-line basis over the term of the lease when there are rent abatements or scheduled changes to contractual base rent. Rental payments received in advance are deferred until earned. All leases between the Company and tenants of the property are operating leases. For certain properties, in addition to contractual base rent, the tenants pay their share of taxes, insurance, common area maintenance, and utilities to the Company. The income and expenses associated with these properties are generally recorded on a gross basis when the Company is the primary obligor.

Tenant fees, such as application fees, administrative fees, late fees, and other revenues from tenants are recorded when amounts become due.

As a result of the adoption of ASC 606, Revenue from Contracts with Customers (“ASC 606”), the Company has updated its policies as it relates to revenue recognition. Revenue is measured based on consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. The adoption of ASC 606 in 2019 did not materially change our revenue recognition patterns.

Purchase Accounting for Acquisitions of Real Estate

The Company adopted the provisions of Accounting Standards Update (“ASU”) 2017-01, which provides that if substantially all the fair value of the gross assets is concentrated in any individual asset, the acquisition is treated as an asset acquisition as opposed to a business combination. Under an asset acquisition, costs directly related to the acquisition are capitalized as part of the purchase consideration. The purchase consideration includes cash paid, the fair value of equity or other assets issued, and the fair value of any assumed debt. The Company assesses the fair value of assumed debt based on estimated cash flow projections that utilize appropriate discount rates and available market information. Such inputs are categorized as Level 3 in the fair value hierarchy. The difference between the fair value and the stated principal of assumed debt is amortized using the effective interest method basis over the terms of the respective debt obligation.

The fair value of the purchase consideration is then allocated based on the relative fair value of the assets including land, buildings, site improvements and intangible assets including in-place leases at the acquisition date. The Company estimates the fair value of the assets using market-based, cost-based, and income-based valuation techniques.

F-11

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

Accounting for Long-Lived Assets and Impairment of Real Estate Owned

The Company reviews its real estate portfolio on a quarterly basis to ascertain if there are any indicators of impairment to the value of any of its real estate assets, including deferred costs and intangibles, to determine if there is any need for an impairment charge. In reviewing the portfolio, the Company examines one or more of the following: the type of asset, the current financial statements or other available financial information of the asset, and the economic situation in the area in which the asset is located. For each real estate asset owned for which indicators of impairment exist, management performs a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the asset to its carrying amount. If the aggregate undiscounted cash flows are less than the asset’s carrying amount, an impairment loss is recorded to the extent that the estimated fair value is less than the asset’s carrying amount. The estimated fair value is determined using a discounted cash flow model of the expected future cash flows through the useful life of the property. The analysis includes an estimate of the future cash flows that are expected to result from the real estate investment’s use and eventual disposition. These cash flows consider factors such as expected future operating income, trends and prospects, the effects of leasing demand, competition and other factors. As of June 30, 2023 and December 31, 2022, the Company determined that there was no impairment of long-lived assets.

For each lease we assume through an acquisition of a property, the Company applies ASC 805-20-25-12 to determine whether the terms of the lease are favorable or unfavorable compared with the market terms of a lease for a similar property at the acquisition date. If the terms are favorable, an above-market lease intangible asset is recorded, and if the terms are unfavorable, a below-market lease liability is recorded. ASC 805-20-25-12 does not provide further guidance on how to arrive at the fair value of the above- or below-market lease intangible asset or liability, so the Company refers to ASC 820 and ASC 842 for the appropriate valuation guidance. ASC 820 provides detailed guidance for using management’s judgment and other market participant considerations in assessing fair value when quoted prices are not available. Primarily all of the Company’s existing above- and below-market leases resulted from our 2019 to 2023 acquisitions of office properties.

Restricted Cash and Escrows

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statements of cash flows. The standard requires that changes in restricted cash and restricted cash equivalents during the period be included in the beginning and ending cash and cash equivalents balance reconciliation on the statements of cash flows. The adoption of this standard results in amounts previously recorded in cash provided by (used in) operating activities on the statements of cash flows to be included in the beginning and ending balances of cash and cash equivalents and restricted cash on the statements of cash flows. The adoption of this standard results in amounts detailed below that are reported as restricted cash and escrows and deposits on the consolidated balance sheets to be included in cash and cash equivalents and restricted cash on the consolidated statements of cash flows.

F-12

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

The following are the amounts reported on the consolidated balance sheets that are included in Cash and Cash Equivalents and Restricted Cash on the consolidated statements of cash flows:

	June 30, 2023	December 31, 2022

Cash and cash equivalents	$15,532	$17,344
Restricted cash, escrows and deposits	8,653	4,264
Total cash and cash equivalents and restricted cash	$24,185	$21,608

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of a tenant to make required rent payments. As of June 30, 2023 and December 31, 2022, there was $218 and $254, respectively, in the allowance for doubtful accounts. The Company records bad debt expense in real estate operating expenses in the consolidated statements of operations.

Advertising Costs

The Company’s policy is to expense advertising costs when incurred. Such costs incurred during the six months ended June 30, 2023 and June 30, 2022, were $167 and $128, respectively.

Depreciation and Amortization

Depreciation of assets is computed on the straight-line method over the estimated useful life of the asset. Depreciation of buildings is computed on the straight-line method over an estimated useful life of 30 to 49 years. Site improvements, building improvements and tenant improvements are depreciated on the straight-line method over an estimated useful life of 1.1 to 19 years and depreciation of furniture, fixtures and equipment is computed on the straight-line method over an estimated useful life of 5 to 9 years. Improvements are capitalized, while expenditures for maintenance and repairs are charged to expense as incurred. Amortization of intangible lease assets is computed over the remaining life of the leases using the straight-line method. Amortization of the real estate tax abatement is computed over the 15-year abatement period using the straight-line method.

Deferred Financing Costs and Mortgage Discount

Mortgage costs are deferred and amortized using the straight-line method, which management does not believe is materially different than the effective interest rate method, over the terms of the respective debt obligations. The Company recognizes a debt discount or premium in connection with mortgages assumed at fair value in accordance with ASC 805.

F-13

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 — Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

On a recurring basis, the Company measures its investment in marketable securities at fair value consisting of its investment in exchange traded funds. The exchange traded funds are freely tradeable in active markets and fair value is based on the quoted market price for identical securities, which represents a Level 1 input and Level 1 measurement. The marketable securities are treated as trading securities with unrealized gains and losses from the change in fair value reported in the consolidated statements of operations.

The Company periodically will enter into interest rate cap agreements that are measured at fair value on a recurring basis in order to limit interest rate risk on variable rate mortgages and the Company does not use such agreements for trading purposes. The Company has determined that the fair value of the interest rate cap of $1,158 and $1,488, as of June 30, 2023 and December 31, 2022, respectively, in connection with Kings Landing, which is included in the interest rate caps, at fair value in the accompanying consolidated balance sheets, was not significant. In determining the fair value of the interest rate cap, management uses the present value of expected cash flows based on market observable interest rate yield curve commensurate with the term of the instrument. The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and that of the respective counterparty in the fair value measurement. The credit valuation adjustments utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by either the respective counterparty or the Company. However, management determined the impact on the credit valuation adjustments were not significant to the overall valuation of the interest rate caps as of June 30, 2023 and December 31, 2022. As a result, the fair value of the interest rate caps were considered to be based primarily using Level 2 inputs.

On a recurring basis, the Company measures its interest rate swap derivative on the Columbus portfolio at its estimated fair value. In determining the fair value of its interest rate swap derivative, the Company uses the present value of expected cash flows based on market observable interest rate yield curves commensurate with the term of the instrument. The Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and that of the respective counterparty in the fair value measurement. The credit valuation adjustments utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by either the respective counterparty or the Company. However, the Company determined that the impact of the credit valuation adjustments were not significant to the overall valuation of the swap. As a result, the fair value of the swap is considered to be based primarily on Level 2 inputs and a Level 2 measurement.

F-14

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

The interest rate swap agreement with a notional amount of $29,711 terminating in October 2023 related to the Columbus portfolio had an estimated derivative asset and liability fair value, respectively, of $454 and $849 as of June 30, 2023 and December 31, 2022, respectively, which is included in interest rate swaps, at fair value in the accompanying consolidated balance sheets.

The Company is required to disclose an estimate of fair value of financial instruments for which it is practicable to estimate the fair value. For certain financial instruments, fair values are not readily available since there are no active trading markets characterized by current exchanges by willing parties. The Company believes that the carrying amount reasonably approximates the fair value of the Company’s financial instruments.

Fair Value Option

ASC 825, Fair Value Option for Financial Assets and Financial Liabilities (“ASC 825”), provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. ASC 825 permits the fair value option election on an instrument by instrument basis at initial recognition. We have decided not to make this election.

New accounting pronouncements

The company adopted ASU 2016-02 (as amended), Leases (Topic 842), on January 1, 2022 (the “Adoption Date”). Additionally, the Company elected and applied the following practical expedients on the Adoption Date:

●	The package of practical expedients permitting the company to not reassess (i) the lease classification of existing leases; (ii) whether existing and expired contracts are or contain leases; and (iii) initial direct costs for existing leases.

Leases with commercial and residential tenants not classified as sales-type or direct financing leases are classified as operating leases. The Company accounted for its existing leases with commercial and residential tenants as operating leases. As lessor in commercial and residential lease arrangements, there were no accounting adjustments required.

There was no cumulative effect adjustment to retained earnings required upon adoption of the new standard.

Note 3 – Real Estate Debt Investments

We believe the fair value of the debt investments approximates the carrying value of the debt investments as of June 30, 2023 and December 31, 2022. We have invested in 23 debt and debt-like investments with 22 of those investments paid off in full since inception through June 30, 2023.

F-15

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

The following table presents the Company’s investments in real estate debt related assets as of June 30, 2023 and December 31, 2022:

As of June 30, 2023:

Asset Type	Number	Original Principal Amount or Cost	Carrying Value	Average Investment Return	Allocation by Investment Type
Preferred Equity	1	$3,325	$3,325	14.00%	100.00%
Balance as of June 30, 2023	1	$3,325	$3,325	14.00%	100.00%

As of December 31, 2022:

Asset Type	Number	Original Principal Amount or Cost	Carrying Value	Average Investment Return	Allocation by Investment Type
Preferred Equity	1	$3,325	$3,325	14.00%	100.00%
Balance as of December 31, 2022	1	$3,325	$3,325	14.00%	100.00%

The following table describes our debt related investment activities for the six months ended June 30, 2023 and the year ended December 31, 2022:

Investments in Debt:	Amount
Balance as of December 31, 2021	$7,948
Principal repayments	(4,623)
Balance as of December 31, 2022	3,325
Principal repayments	-
Balance as of June 30, 2023	$3,325

Credit Quality Monitoring

The Company’s debt investments and preferred equity investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have interests in real estate similar to the interests described above. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of June 30, 2023 and December 31, 2022, all investments are considered to be performing and no allowance for loan loss has been recorded. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment. As of both June 30, 2023 and December 31, 2022, none of our debt related investments were considered impaired, and no impairment charges were recorded in the consolidated financial statements.

F-16

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

Note 4 – Consolidated Investments in Real Estate

The following table presents the Company’s consolidated investments in real estate as of June 30, 2023:

Description of Property	Land	Building and Improvements	Tenant Improvements	Accumulated Depreciation	Total
The Acropolis	$1,887	$21,151	$-	$-	$23,038
Beavercreek, OH
Columbia Square	1,331	10,301	356	(320)	11,668
Cincinnati, OH
Edison Apartments	1,622	18,108	-	(602)	19,128
Gresham, OR
Haverford Place	2,749	30,004	-	(1,413)	31,340
Georgetown, KY
Bentley Apartments	1,565	25,561	-	(1,099)	26,027
Grove City, OH
Roosevelt Commons	889	11,901	-	(467)	12,323
Vancouver, WA
Minnehaha Meadows	1,289	15,426	-	(628)	16,087
Vancouver, WA
Kings Landing	3,901	37,673	65	(2,158)	39,481
Creve Coeur, MO
Turtle Creek	3,069	22,143	-	(1,343)	23,869
Fenton, MO
Lubbock MOB	1,359	6,173	264	(619)	7,177
Lubbock, TX
Pohlig	1,660	15,627	250	(1,815)	15,722
Richmond, VA
Columbus	4,748	30,326	3,083	(4,626)	33,531
Columbus, OH
The Hamptons	4,226	19,844	-	(3,304)	20,766
Virginia Beach, VA
La Privada Apartments
El Paso, TX	2,520	10,957	-	(2,262)	11,215
Total	$32,815	$275,195	$4,018	$(20,656)	$291,372

F-17

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

Depreciation expense amounted to $4,292 and $3,716, respectively, for the six months ended June 30, 2023 and June 30, 2022.

The following table presents the Company’s intangible lease assets and liabilities as of June 30, 2023:

Description of Property	Intangible Lease Asset	Amortized Intangible Lease Asset	Lease Commissions	Amortized Lease Commissions	Intangible Lease Liability	Amortized Intangible Lease Liability	Real Estate Tax Abatement	Amortized Real Estate Tax Abatement	Total
The Acropolis	$4,084	$-	$-	$-	$(111)	$-	$-	$-	$3,973
Beavercreek, OH
Columbia Square	1,466	(349)	-	-	(33)	6	-	-	1,090
Cincinnati, OH
Edison Apartments	294	(294)	-	-	-	-	-	-	-
Gresham, OR
Haverford Place	344	(344)	-	-	-	-	-	-	-
Georgetown, KY
Bentley Apartments	246	(246)	-	-	-	-	3,971	(463)	3,508
Grove City, OH
Roosevelt Commons	81	(81)	-	-	-	-	-	-	-
Vancouver, WA
Minnehaha Meadows	146	(146)	-	-	-	-	-	-	-
Vancouver, WA
Kings Landing	354	(354)	190	(76)	-	-	-	-	114
Creve Coeur, MO
Turtle Creek	305	(305)	-	-	-	-	-	-	-
Fenton, MO
Lubbock MOB	864	(232)	-	-	-	-	-	-	632
Lubbock, TX
Pohlig	242	(242)	-	-	-	-	-	-	-
Richmond, VA
Columbus	4,215	(2,397)	801	(194)	(1,630)	562	-	-	1,357
Columbus, OH
The Hamptons	344	(344)	-	-	-	-	-	-	-
Virginia Beach, VA
La Privada Apartments
El Paso, TX	282	(282)	-	-	-	-	-	-	-
Total	$13,267	$(5,616)	$991	$(270)	$(1,774)	$568	$3,971	$(463)	$10,674

F-18

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

As of both June 30, 2023 and December 31, 2022, the amortization period for the intangible lease assets ranges from 3 months to 13.5 years. At June 30, 2023 and December 31, 2022, accumulated amortization of intangible lease assets was $5,616 and $5,041, respectively. The unamortized balance of intangible lease assets, at June 30, 2023 and December 31, 2022, was $7,651 and $4,142, respectively. At June 30, 2023 and December 31, 2022, accumulated amortization of lease commissions was $270 and $207, respectively. The unamortized balance of lease commissions, at June 30, 2023 and December 31, 2022, was $721 and $707, respectively. At June 30, 2023 and December 31, 2022, accumulated amortization of real estate tax abatement was $463 and $331, respectively. The unamortized balance of real estate tax abatement, at June 30, 2023 and December 31, 2022, was $3,508 and $3,640, respectively. For the six months ended June 30, 2023 and June 30, 2022, the Company recognized amortization expense of $770 and $1,134, respectively.

At June 30, 2023 and December 31, 2022, accumulated amortization of below-market lease liabilities was $568 and $487, respectively. The unamortized balance of below-market lease liabilities, at June 30, 2023 and December 31, 2022, was $1,206 and $1,176, respectively. As of June 30, 2023 and June 30, 2022, the Company recorded amortization expense in real estate income of $80 and $77, respectively, in the consolidated statements of operations.

Minimum Future Rents and Amortization of Lease Intangible Assets

The multi-family rental properties owned at June 30, 2023 are principally leased under 12-month operating leases with tenant renewal rights. For office properties, the following table details the future minimum rents and amortization of intangible lease assets and liabilities over the next five years and thereafter:

Year Ending December 31,	Future minimum lease payments	Amortization of intangible lease assets	Amortization of lease commissions	Amortization of intangible lease liabilities	Amortization of real estate tax abatement
For the remaining six months ending December 31, 2023	$4,415	$1,119	$75	$122	$132
2024	8,439	2,239	146	235	265
2025	7,583	2,239	129	164	265
2026	6,139	1,420	107	153	265
2027	4,892	181	86	153	265
Thereafter	18,892	453	178	379	2,316
Total	$50,360	$7,651	$721	$1,206	$3,508

F-19

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

Note 5 – Marketable Securities

As of June 30, 2023, the Company held one investment in an exchange traded fund and three investments in United States Treasury bills (“U.S. T-bills”) for a total cost of $14,213. The table below summarizes the assets measured at fair value on a recurring basis and their respective position level in the fair value hierarchy:

		Fair value measurements at the reporting date using:
		Quoted prices in active markets for identical assets	Significant observable inputs	Significant unobservable inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)
Investment in exchange traded fund	$2,301	$2,301	$-	$-
Investments in U.S. T-bills (3 months or less)	11,616	11,616	-	-
Investment in marketable securities	$13,917	$13,917	$-	$-

As of December 31, 2022, the Company held one investment in an exchange traded fund and two investments in U.S. T-bills for a total cost of $17,702. The table below summarizes the assets measured at fair value on a recurring basis and their respective position level in the fair value hierarchy:

		Fair value measurements at the reporting date using:
		Quoted prices in active markets for identical assets	Significant observable inputs	Significant unobservable inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)
Investment in exchange traded fund	$2,316	$2,316	$-	$-
Investments in U.S. T-bills (3 months or less)	15,189	15,189	-	-
Investment in marketable securities	$17,505	$17,505	$-	$-

The unrealized loss on investment in marketable securities included in the consolidated statements of operations attributable to Level 1 measurements was $98 and $386 for the six months ended June 30, 2023 and June 30, 2022, respectively.

On November 14, 2022, the Company purchased one U.S. T-bill at a cost of $15,103 and it matured on February 9, 2023 for gross proceeds of $15,250. For the six months ended June 30, 2023, the Company reported $147 of interest income, reported in the consolidated statements of operations.

On November 14, 2022, the Company purchased one U.S. T-bill at a cost of $3,490 and it matured on December 13, 2022 for gross proceeds of $3,500. For the year ended December 31, 2022, the Company reported $10 of realized gain on sale of marketable securities, reported in the consolidated statements of operations.

F-20

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

Note 6 – Borrowings

Mortgages Payable

The following table details the Mortgages payable, net, balances per the consolidated balance sheets:

June 30, 2023
Mortgages payable, gross	$226,393
Unamortized deferred financing costs	(1,999)
Unamortized discount	(1,670)
Mortgages payable, net	$222,724

December 31, 2022
Mortgages payable, gross	$204,060
Unamortized deferred financing costs	(1,894)
Mortgages payable, net	$202,166

Scheduled principal repayments during the next five years and thereafter as of June 30, 2023 are as follows:

Year Ending December 31,	June 30, 2023
For the remaining six months ending December 31, 2023	$30,006
2024	34,342
2025	1,030
2026	1,818
2027	17,400
Thereafter	141,797
Total	$226,393

The Company presents unamortized deferred financing costs as a direct deduction from the carrying amount of the related debt liability.

F-21

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

The details of the mortgages payable as of June 30, 2023 are as follows:

Description of Property	Originated Principal	Loan Originated Date		Maturity Date	Interest type		Interest Rate	Amortization Start Date		Principal Balance as of June 30, 2023
The Acropolis	$19,334		(1)	7/1/2030	Fixed		4.63%		(1)	$19,334
Beavercreek, OH
Columbia Square	8,870	8/23/2022		9/1/2029	Fixed		4.95%	10/1/2024		8,923
Cincinnati, OH
Edison Apartments	11,545	3/30/2022		4/1/2032	Fixed		3.58%	5/31/2032		11,545
Gresham, OR
Haverford Place	20,914	2/2/2022		3/1/2032	Fixed		3.24%	4/1/2027		20,914
Georgetown, KY
Bentley Apartments	21,140	10/13/2021		11/1/2031	Fixed		3.43%	12/1/2025		21,140
Grove City, OH
Roosevelt Commons	8,076	9/20/2021		9/30/2028	Fixed		2.68%	9/30/2028		8,076
Vancouver, WA
Minnehaha Meadows	12,065	9/20/2021		10/31/2031	Fixed		2.95%	11/1/2026		12,065
Vancouver, WA
Kings Landing	29,614	7/28/2021		8/6/2024	LIBOR+ 315 BPS	(2)	8.45%	-		33,500
Creve Coeur, MO
Turtle Creek	18,900	1/27/2021		2/1/2031	Fixed		3.33%	3/1/2026		18,900
Fenton, MO
Pohlig	10,829	11/19/2020		12/1/2027	Fixed		3.37%	1/1/2024		10,829
Richmond, VA
Lubbock MOB	5,845	6/26/2020		6/15/2027	Fixed		4.15%	7/1/2020		5,523
Lubbock, TX
Columbus	33,636	11/1/2019		11/1/2023	LIBOR+ 215 BPS	(3)	7.21%	-		29,724
Columbus, OH
The Hamptons	15,850	10/1/2019		11/6/2029	Fixed		4.03%	-		15,850
Virginia Beach, VA
La Privada Apartments El Paso, TX	10,070	5/31/2019		6/6/2029	Fixed		4.89%	-		10,070
Total	$226,688	-		-	-		-	-		$226,393

(1)

The Acropolis mortgage payable comprises two notes.  The first note, dated August 17, 2020, in the amount of $12,560, was assumed by The Acropolis upon acquisition (the “Original Note”), and the second note, dated June 9, 2023, in the amount of $6,774, was an additional advance to the Original Note (the “Advance Note’ and with the Original Note, the “Notes”).  The Original Note has a fixed interest rate of 3.750% and is fully amortizing.  The Advance Note has a fixed interest rate of 6.375% and is fully amortizing.  The Notes are coterminous and are subject to interest rate adjustments on September 1, 2030.  The interest rate in the table reflects the blended interest rate of the Notes.

(2)	Interest on this mortgage payable transitioned away from LIBOR effective June 6, 2023 to 1 Month USD-SOFR CME Term.
(3)	Interest on this mortgage payable is expected to transition away from LIBOR to SOFR in connection with an anticipated extension of the maturity date of the mortgage payable.

F-22

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

The details of the mortgages payable as of December 31, 2022 are as follows:

Description of Property	Originated Principal	Loan Originated Date	Maturity Date	Interest type		Interest Rate	Amortization Start Date	Principal Balance as of December 31, 2022
Columbia Square	$8,870	8/23/2022	9/1/2029	Fixed		4.95%	10/1/2024	$8,923
Cincinnati, OH
Edison Apartments	11,545	3/30/2022	4/1/2032	Fixed		3.58%	5/31/2032	11,545
Gresham, OR
Haverford Place	20,914	2/2/2022	3/1/2032	Fixed		3.24%	4/1/2027	20,914
Georgetown, KY
Bentley Apartments	21,140	10/13/2021	11/1/2031	Fixed		3.43%	12/1/2025	21,140
Grove City, OH
Roosevelt Commons	8,076	9/20/2021	9/30/2028	Fixed		2.68%	9/30/2028	8,076
Vancouver, WA
Minnehaha Meadows	12,065	9/20/2021	10/31/2031	Fixed		2.95%	11/1/2026	12,065
Vancouver, WA
Kings Landing	29,614	7/28/2021	8/6/2024	LIBOR+ 315 BPS	(1)	5.15%	-	30,443
Creve Coeur, MO
Turtle Creek	18,900	1/27/2021	2/1/2031	Fixed		3.33%	3/1/2026	18,900
Fenton, MO
Pohlig	10,829	11/19/2020	12/1/2027	Fixed		3.37%	1/1/2024	10,829
Richmond, VA
Lubbock MOB	5,845	6/26/2020	6/15/2027	Fixed		4.15%	7/1/2020	5,581
Lubbock, TX
Columbus	33,636	11/1/2019	11/1/2023	LIBOR+ 215 BPS	(2)	6.27%	-	29,724
Columbus, OH
The Hamptons	15,850	10/1/2019	11/6/2029	Fixed		4.03%	-	15,850
Virginia Beach, VA
La Privada Apartments
El Paso, TX	10,070	5/31/2019	6/6/2029	Fixed		4.89%	-	10,070
Total	$207,354	-	-	-		-	-	$204,060

(1)	Interest on this mortgage payable transitioned away from LIBOR effective June 6, 2023 to 1 Month USD-SOFR Term.
(2)	Interest on this mortgage payable is expected to transition away from LIBOR to SOFR in connection with an anticipated extension of the maturity date of the mortgage payable.

F-23

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

Note 7 – Business Combinations and Asset Acquisitions

RICORE Acropolis, LLC

On June 9, 2023, the Company acquired a 73.9% equity interest in The Acropolis, a special purpose entity (“SPE”) formed to acquire, renovate, own and operate The Acropolis, an office asset located in Beavercreek, Ohio.

GAAP defines the acquiror in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquiror achieves control. The Acropolis is considered a VOE, and the Company is deemed to have control rights, including substantial kick-out rights, and therefore, the joint venture’s controlling member.

GAAP requires an acquiror to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured by allocating the consideration to the relative fair values of the assets as of that date. The following table summarizes the consideration paid for The Acropolis and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

June 9, 2023
Consideration
Cash (including transaction costs of $762 and debt proceeds of $19,334)	$27,011
Fair value of total consideration transferred	$27,011

Recognized amounts of identifiable assets acquired and liabilities assumed
Land	$1,887
Buildings, site improvements and tenant improvements	21,151
Intangible lease asset	4,084
Intangible lease liability	(111)
Total identifiable net assets	$27,011

RICORE Columbia Square, LLC

On August 23, 2022, the Company acquired a 83.3% equity interest in Columbia Square, a SPE formed to acquire, renovate, own and operate Columbia Square Office and Retail, a mixed-use asset located in Cincinnati, Ohio.

GAAP defines the acquiror in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquiror achieves control. Columbia Square is considered a VOE, and the Company is deemed to have control rights, including substantial kick-out rights, and therefore, the joint venture’s controlling member.

GAAP requires an acquiror to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured by allocating the consideration to the relative fair values of the assets as of that date. The following table summarizes the consideration paid for Columbia Square and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

F-24

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

August 23, 2022
Consideration
Cash (including transaction costs of $412 and debt proceeds of $8,870)	$13,230
Fair value of total consideration transferred	$13,230

Recognized amounts of identifiable assets acquired and liabilities assumed
Land	$1,331
Buildings, site improvements and tenant improvements	10,462
Intangible lease asset	1,433
Escrow, deposits and other assets	4
Total identifiable net assets	$13,230

RM Edison, LLC

On March 30, 2022, the Company acquired a 57.9% equity interest in Edison Apartments, a SPE formed to acquire, renovate, own and operate Edison Apartments, an apartment community located in Gresham, Oregon.

GAAP defines the acquiror in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquiror achieves control. Edison Apartments is considered a VOE, and the Company is deemed to have control rights, including substantial kick-out rights, and therefore, the joint venture’s controlling member.

GAAP requires an acquiror to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured by allocating the consideration to the relative fair values of the assets as of that date. The following table summarizes the consideration paid for Edison Apartments and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

March 30, 2022
Consideration
Cash (including transaction costs of $494 and debt proceeds of $11,545)	$20,056
Fair value of total consideration transferred	$20,056

Recognized amounts of identifiable assets acquired and liabilities assumed
Land	$1,622
Buildings, site improvements and furniture and equipment	18,079
Intangible lease asset	294
Escrow, deposits and other assets	61
Total identifiable net assets	$20,056

F-25

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

RM Haverford Place, LLC

On February 2, 2022, the Company acquired a 62.3% equity interest in Haverford Place, a SPE formed to acquire, renovate, own and operate Haverford Place, an apartment community located in Georgetown, Kentucky.

GAAP defines the acquiror in an asset acquisition as the entity that obtains control of the assets and establishes the acquisition date as the date that the acquiror achieves control. Haverford Place is considered a VOE, and the Company is deemed to have control rights, including substantial kick-out rights, and therefore, the joint venture’s controlling member.

GAAP requires an acquiror to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured by allocating the consideration to the relative fair values of the assets as of that date. The following table summarizes the consideration paid for Haverford Place and the relative fair value of the assets acquired and liabilities assumed recognized at the acquisition date:

February 2, 2022
Consideration
Cash (including transaction costs of $781 and debt proceeds of $20,914)	$31,853
Fair value of total consideration transferred	$31,853

Recognized amounts of identifiable assets acquired and liabilities assumed
Land	$2,749
Buildings, site improvements and furniture and equipment	28,737
Intangible lease asset	344
Escrow, deposits and other assets	23
Total identifiable net assets	$31,853

F-26

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

Note 8 – Related Party Arrangements

From time to time, an SPE in which we invest may pay our Manager or an affiliate of our Manager fees relating to the investment and management of our equity investments in real estate assets. A portion of these fees may be paid to personnel affiliated with our Manager, including officers of our Manager, Jilliene Helman and Eric Levy. These fees will be paid by the particular SPE and not by us, and we will not be entitled to these fees. Although the SPE pays these fees, there may be instances in which we are the sole member, or have control, of the SPE in connection with an equity investment in a real estate asset. Such fees include the following:

●	Buyer’s Real Estate Brokerage Fee / Real Estate Due Diligence Fee – fee paid to our Manager or an affiliate of our Manager in an amount up to 3.0% of the total contract purchase price of the property.

●	Financing Coordination Fee and Credit Guarantee Fee – fee paid to an affiliate of or personnel affiliated with our Manager in an amount up to 1.0% of the financing amount in the event that an affiliate or officer of our Manager provides services in connection with arranging the debt or provides a credit guarantee in connection with the financing.

●	Property-Level Asset Management Fee – fee paid to our Manager or an affiliate of our Manager in an amount equal to an annualized 1.5% of Effective Gross Income (as defined below) that will be paid monthly to the Manager for asset management services related to certain transactions. Effective Gross Income means a property’s potential gross rental income plus other income less vacancy and credit costs for any applicable period.

●	Seller’s Real Estate Brokerage Fee / Real Estate Disposition Fee – fee paid to our Manager or an affiliate of our Manager in an amount up to 2.0% of the contract sales price of a property in the event that an affiliate of our Manager or our Manager provides disposition services for the property.

●	Promoted Interest – interest paid to our Manager or an affiliate of our Manager in an undetermined amount of the entity’s distributable cash, after all other partners or members have been paid a (8.0% or higher) cumulative, non-compounded preferred return.

●	Construction Management/Capital Expenditure Management Fee – fee paid to our Manager or an affiliate of our Manager in an amount up to 5% of the aggregate expenditures in connection with services related to capital improvements.

In addition, from time to time, when one of the affiliates of our Manager, including Realty Mogul Commercial Capital, Co., originates a commercial real estate loan or preferred equity investment that is sold to us, the borrower of the transaction may pay fees to Realty Mogul Commercial Capital, Co. The following fees may be paid by the borrower of a loan to affiliates of our Manager relating to the origination, investment and management of our debt, fixed income, and preferred equity assets. Such fees are paid to Realty Mogul Commercial Capital, Co. by the borrower entity and not by us. We will not be entitled to this fee.

F-27

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

●	Origination Fee – fee paid to an affiliate of the Manager in an amount up to 3.0% of the financing amount.

●	Extension Fee – fee paid to an affiliate of the Manager in an amount up to 1.0% of the financing amount per loan extension.

●	Modification Fee – fee paid to an affiliate of the Manager in an amount up to 1.0% of the financing amount per loan modification.

●	Default Interest – interest paid to an affiliate of the Manager as defined under the particular loan agreement.

●	Prepayment Penalties – amount paid to an affiliate of the Manager where each prepayment penalty is based on the amount of interest that would have accrued on the principal amount of the loan or preferred equity investment at the time of prepayment during the period commencing on the prepayment date and ending on the prepayment penalty period end date.

●	Exit Fee – fee paid to an affiliate of the Manager in an amount (i) up to 1.0% upon payoff or (ii) calculated as a percentage of the financing amount or outstanding loan balance per extension.

RM Adviser, LLC, Manager

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making investments on behalf of the Company.

The Manager and certain affiliates of the Manager receive fees and compensation in connection with the Company’s public offering, and the acquisition and management of the Company’s real estate investments. For certain investments, the Manager is also entitled to promoted interest in an undetermined amount of the entity’s distributable cash, after all other partners or members have been paid an agreed upon (8.0% or higher) cumulative, non-compounded preferred return. A portion of these fees may be paid to personnel affiliated with our Manager, including officers of our Manager, Jilliene Helman and Eric Levy. These fees will be paid by the particular SPE and not by us, and we will not be entitled to these fees. Although the SPE pays these fees, there are instances in which we are the sole member, and have control, of the SPE in connection with an investment in an equity asset.

For the six months ended June 30, 2023, $14 and $7, respectively, was paid to the Manager for property-level asset management services related to La Privada Apartments and The Hamptons Apartments. For the six months ended June 30, 2022, $17 and $7, respectively, was paid to the Manager for property-level asset management services related to La Privada Apartments and The Hamptons Apartments.

The Manager will be reimbursed for organization and offering expenses incurred in conjunction with the Second Follow-on Offering. The Company will reimburse the Manager for third-party organization and offering costs it incurs on our behalf. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company.

F-28

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

As of June 30, 2023 and December 31, 2022, the Company owed its Manager $19 and $19, respectively, in deferred offering costs. As of June 30, 2023 and December 31, 2022, $3,536 and $3,353, respectively, in offering costs were amortized against members’ equity, which represents the ratable portion of proceeds raised to date to the total amount of proceeds expected to be raised from the Offerings. During the six months ended June 30, 2023, there were no deferred offering costs repaid to the Manager.

The Company pays the Manager a monthly asset management fee equal to an annualized rate of 1.0% of total equity value, payable in arrears. For purposes of this fee, total equity value equals (a) our then-current NAV per share, multiplied by (b) the number of our common shares then outstanding. During the six months ended June 30, 2023 and June 30, 2022, $788 and $712, respectively, of asset management fees were charged by the Manager. As of June 30, 2023 and December 31, 2022, $65 and $82, respectively, of asset management fees remained payable.

For the six months ended June 30, 2023, $278 was paid to the Manager in connection with the acquisition of The Acropolis in 2023.

For the year ended December 31, 2022, $127 was paid to the Manager in connection with the acquisition of Columbia Square in 2022.

Realty Mogul Commercial Capital, Co.

The Company pays Realty Mogul Commercial Capital, Co. (an “RM Originator”) a servicing fee of 0.5% of the principal balance plus accrued interest of each loan or preferred equity investment and any applicable additional amounts associated with such investment for the servicing and administration of certain loans and investments held by us. RM Originator may decide to enter into a servicing agreement with an unaffiliated third party to service and administer the loans and preferred equity investments held by us, and pays for any expenses incurred in connection with standard subservicing thereunder out of the servicing fee paid to it by us. The servicing agreement will define the terms of the servicing arrangement as well as the amount of the servicing fee that is paid by RM Originator to the unaffiliated third party. The servicing fee is calculated as an annual percentage of the principal balance of the debt or preferred equity investment plus accrued interest and any applicable additional amounts associated with such investment, and is deducted at the time that payments on the asset are made. The fee is deducted in proportion to the split between accrued and current payments. Servicing fees payable by us may be waived at RM Originator’s sole discretion. During the six months ended June 30, 2023 and June 30, 2022, $8 and $15, respectively, was charged by the RM Originator. As of June 30, 2023 and December 31, 2022, $1 and $1, respectively, remained payable and are included in accounts payable and accrued expenses on the corresponding consolidated balance sheets.

The Company also pays RM Originator a special servicing fee for any non-performing asset at an annualized rate of 1.0% of the original principal balance of a non-performing debt or preferred equity investment serviced by such RM Originator and any additional amounts associated with such investment. Whether an investment is deemed to be non-performing is in the sole discretion of our Manager. As of June 30, 2023 and June 30, 2022, there were no special servicing fees paid to the RM Originator.

The Company may pay a prepayment penalty to RM Originator, which is based on the amount of interest that would have accrued on the principal amount of the loan or preferred equity investment at the time of prepayment during the period commencing on the prepayment date and ending on the prepayment penalty period end date. For the year ended December 31, 2022, a prepayment penalty in the amount of $452 was paid to Realty Mogul Commercial Capital, Co. in connection with the early redemption of a preferred equity investment related to the acquisition of a multifamily apartment building in Plano, Texas.

F-29

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

RM Communities, LLC

RM Communities, LLC is a subsidiary of Realty Mogul, Co. For the year ended December 31, 2022, acquisition fees in the amount of $1,011 were paid to RM Communities, LLC in connection with the acquisitions of Haverford Place and Edison Apartments.

For the six months ended June 30, 2023, $102 was paid to RM Communities, LLC for property-level asset management services related to Turtle Creek, Kings Landing, Roosevelt Commons, Minnehaha Meadows, Bentley Apartments, Haverford Place and Edison Apartments. For the year ended December 31, 2022, $188 was paid to RM Communities, LLC for property-level asset management services related to Turtle Creek, Kings Landing, Roosevelt Commons, Minnehaha Meadows, Bentley Apartments, Haverford Place and Edison Apartments.

For the year ended December 31, 2022, $104 was paid to a subsidiary of RM Communities, LLC for promote interest related to Edison Apartments and Minnehaha Meadows, of which $68 was paid to RM Communities, LLC, $5 was paid to Eric Levy and $21 was paid to Jilliene Helman. For the six months ended June 30, 2023, $6 was paid to a subsidiary of RM Communities, LLC for promote interest related to Turtle Creek, of which $5 was paid to RM Communities, LLC, $0.3 was paid to Eric Levy, and $1 was paid to Jilliene Helman.

Realty Mogul, Co. and Affiliates

If the Company has insufficient funds to acquire all or a portion of a loan or other investment, then it may obtain a related party loan from RM Originator or one of its affiliates on commercially reasonable terms. Our second amended and restated limited liability company agreement, as amended, authorizes us to enter into related party loans. Related party loans that, in the aggregate, do not exceed $20,000 and do not carry an interest rate that exceeds the then current applicable prime rate with respect to such loans, can be entered into without the approval of an independent representative or the advisory board. All other related party loans would require prior approval from an independent representative or the advisory board. However, neither Realty Mogul, Co. nor its affiliates are obligated to make a related party loan to the Company at any time.

In 2019, an entity managed by an affiliate of Realty Mogul, Co. acquired an approximate 24.2% interest in Columbus. The entity’s equity investment in Columbus Office Portfolio was $3,000 as of June 30, 2023 and December 31, 2022.

In 2021, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 27.7% interest in Turtle Creek. The individual investors’ equity investment in Turtle Creek was $2,300 as of June 30, 2023 and December 31, 2022.

In 2021, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 34.7% interest in Kings Landing. The individual investors’ equity investment in Kings Landing was $4,250 as of June 30, 2023 and December 31, 2022.

In 2021, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 37.4% interest in Roosevelt Commons. The individual investors’ equity investment in Roosevelt Commons was $1,916 as of June 30, 2023 and December 31, 2022.

F-30

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

In 2021, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 35.1% interest in Minnehaha Meadows. The individual investors’ equity investment in Minnehaha Meadows was $1,820 as of June 30, 2023 and December 31, 2022.

In 2021, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 28.3% interest in Bentley Apartments. The individual investors’ equity investment in Bentley Apartments was $3,150 as of June 30, 2023 and December 31, 2022.

In 2022, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 37.7% interest in Haverford Place. The individual investors’ equity investment in Haverford Place was $5,450 as of June 30, 2023 and December 31, 2022.

In 2022, a group of individual retail investors invested in an offering sponsored by an affiliate of Realty Mogul, Co. and acquired an approximate 42.1% interest in Edison Apartments. The individual investors’ equity investment in Edison Apartments was $4,000 as of June 30, 2023 and December 31, 2022.

Joint Venture Partners and Affiliates of Joint Venture Partners

For the six months ended June 30, 2023 and 2022, the Company incurred an aggregate of $52 and $52, respectively, of property-level asset management fees related to Columbus. The aforementioned fees exclude fees earned by Realty Mogul, Co. and affiliates, including RM Adviser, LLC, RM Communities, LLC, RM Sponsor, LLC, Realty Mogul Commercial Capital, Co. and others.

RM Sponsor, LLC, Shareholder and Sponsor

RM Sponsor, LLC is a shareholder of the Company and held 295 and 295 common shares, respectively, as of June 30, 2023 and December 31, 2022.

F-31

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

Executive Officers of our Manager

As of the date of the filing of this semiannual report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Jilliene Helman	36	Chief Executive Officer
Eric Levy	36	Vice President, Portfolio Manager
Tara Horne	38	Chief Compliance Officer
Kevin Moclair	50	Chief Accounting Officer

Jilliene Helman has served as Chief Executive Officer of our Manager since its inception in March 2016 and served as its Chief Financial Officer from October 2018 to February 2022. Ms. Helman has served as the Chief Executive Officer and a director of Realty Mogul, Co. since May 2012.

Eric Levy has served as Vice President, Portfolio Manager of our Manager since January 2019. Mr. Levy has served as a Vice President, Asset Management of Realty Mogul, Co. since October 2017.

Tara Horne has served as Chief Compliance Officer of our Manager since June 2023.

Kevin Moclair has served as Chief Accounting Officer of our Manager since February 2022.

Note 9 – Stock Award

For both the six months ended June 30, 2023 and the year ended December 31, 2022, the Company issued 1,000 common shares each to Mr. Levy, Ms. Helman and our independent representative. Compensation expense in the amount of $32 was recorded in both 2023 and 2022, based on the offering price at the time of issuance of $10.73 and $10.77 per share, respectively, which approximates fair value.

Note 10 – Economic Dependency

Under various agreements, the Company has engaged or will engage RM Adviser and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon RM Adviser and its affiliates. In the event that these companies are unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Note 11 – Commitments and Contingencies

Legal Proceedings

As of June 30, 2023, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant.

F-32

RealtyMogul Income REIT, LLC

Notes to the Consolidated Financial Statements

June 30, 2023 (unaudited)

(Amounts in thousands, except share and per share data)

Note 12 - Subsequent Events

Events that occur after the consolidated balance sheets date, but before the consolidated financial statements were available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheets date are recognized in the accompanying consolidated financial statements. Subsequent events which provide evidence about conditions that existed after the consolidated balance sheets date require disclosure in the accompanying notes. Management has evaluated the activity of the Company through September 28, 2023, the date the consolidated financial statements were available to be issued, and noted no events that provided evidence of conditions that existed on the balance sheets date that were not properly recorded or required disclosure, other than those set forth below.

Offering Proceeds

From July 1, 2023 through September 27, 2023, the Company raised gross offering proceeds of approximately $2,113 which includes amounts sold pursuant to our distribution reinvestment plan.

Distributions Declared and Paid

From July 1, 2023 through September 27, 2023, the Company paid distributions of approximately $1,842.

Estimated NAV per share as of June 30, 2023

On August 14, 2023, our Manager determined that our NAV per share is $10.28 as of June 30, 2023. This NAV per share will be effective until updated by us on or about September 30, 2023, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

F-33

Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1	Amended and Restated Certificate of Formation (incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)

2.2	Second Amended and Restated Limited Liability Company Agreement of RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A/A, filed on August 5, 2016)

2.3	First Amendment to the Second Amended and Restated Limited Liability Company Agreement of RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 2.3 to the Company’s Offering Statement on Form 1-A/A, filed on January 18, 2019)

2.4	Second Amendment to the Second Amended and Restated Limited Liability Company Agreement of RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 2.4 to the Company’s Offering Statement on Form 1-A POS, filed on December 20, 2019)

2.5	Third Amendment to the Second Amended and Restated Limited Liability Company Agreement of RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 2.5 to the Company’s Offering Statement on Form 1-A POS, filed on June 19, 2020)

2.6	Fourth Amendment to the Second Amended and Restated Limited Liability Company Agreement of RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 2.6 to the Company’s Offering Statement on Form 1-A POS, filed on June 17, 2021)

2.7	Fifth Amendment to the Second Amended and Restated Limited Liability Company Agreement of RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 2.7 to the Company’s Offering Statement on Form 1-A, filed on May 6, 2022)

4.1	Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Offering Statement on Form 1-A POS, filed on December 22, 2016)

4.2	Distribution Reinvestment Plan (incorporated by reference to Exhibit 4.2 to the Company’s Offering Statement on Form 1-A POS, filed on December 22, 2016)

6.1	Loan Servicing Agreement between RealtyMogul Income REIT, LLC and Realty Mogul, Co. (incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)

6.2	Amended and Restated Loan Servicing Agreement between RealtyMogul Income REIT, LLC and Realty Mogul Commercial Capital, Co. (incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A POS, filed on December 20, 2019)

6.3	License Agreement between RealtyMogul Income REIT, LLC and Realty Mogul, Co. (incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)

6.4	Shared Services Agreement between RM Adviser, LLC and Realty Mogul, Co. (incorporated by reference to Exhibit 6.4 to the Company’s Offering Statement on Form 1-A, filed on July 19, 2016)

6.5	Master Technology and Services Agreement between RM Technologies, LLC and RM Sponsor, LLC (incorporated by reference to Exhibit 6.5 to the Company’s Offering Statement on Form 1-A/A, filed on August 5, 2016)

6.6	Master Loan Purchase Agreement between Realty Mogul, Co. and Realty Mogul Commercial Capital, Co. and RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 6.6 to the Company’s Offering Statement on Form 1-A/A, filed on August 5, 2016)

6.7	First Amendment to Master Loan Purchase Agreement between Realty Mogul, Co. and Realty Mogul Commercial Capital, Co. and RealtyMogul Income REIT, LLC (incorporated by reference to Exhibit 6.7 to the Company’s Offering Statement on Form 1-A/A, filed on May 6, 2019)

9

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RealtyMogul Income REIT, LLC

By: RM Adviser, LLC, its Manager

By:	/s/ Kevin Moclair
Name:	Kevin Moclair
Title:	Chief Accounting Officer
Date:	September 28, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jilliene Helman	Chief Executive Officer of RM Adviser, LLC	September 28, 2023
Jilliene Helman	(Principal Executive Officer)

/s/ Kevin Moclair	Chief Accounting Officer of RM Adviser, LLC	September 28, 2023
Kevin Moclair	(Principal Financial Officer and Principal Accounting Officer)

10